UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

__________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number 1-9936

EDISON 401(K) SAVINGS PLAN
(Full Title of the Plan)

EDISON INTERNATIONAL
(Name of Issuer)

2244 Walnut Grove Avenue (P.O. Box 976), Rosemead, California 91770
(Address of principal executive office)

Edison 401(k) Savings Plan
____________________________________________________________________________________________________

Financial Statements and Supplemental Schedule
As of December 31, 2012 and 2011 and for the Year Ended December 31, 2012

Note: All schedules other than that listed above have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

Southern California Edison Company
Benefits Committee
Edison 401(k) Savings Plan
Rosemead, California

We have audited the accompanying statements of net assets available for plan benefits of the Edison 401(k) Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for plan benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP
Costa Mesa, California
June 27, 2013

Financial Statements
____________________________________________________________________________________________________

Statements of Net Assets Available for Plan Benefits	Edison 401(k) Savings Plan

	December 31,
(in thousands)	2012	2011
Assets
Investments, at fair value	$3,874,286	$3,553,825
Receivables
Notes receivable from participant	99,209	96,045
Dividends receivable	5,081	5,609
Interest receivable	21	21
Profit sharing receivable	—	4,282
Receivable from brokers and other	3,212	3,931
Total receivables	107,523	109,888
Total assets	3,981,809	3,663,713

Liabilities
Payable to brokers and others	9,842	5,531
Total liabilities	9,842	5,531

Net assets available for plan benefits	$3,971,967	$3,658,182

See accompanying notes to financial statements.

Statements of Changes in Net Assets Available for Plan Benefits	Edison 401(k) Savings Plan

(in thousands)	For year ended December 31, 2012
Additions
Investment income
Dividends	$32,667
Interest income and other	8,485
Net appreciation in fair value of investments	345,074
Total investment income	386,226
Less: Management fees	(5,103)
Net investment income	381,123
Interest income on notes receivables from participants	4,260
Contributions
Employer contributions, net of forfeitures	98,387
Participant and rollover contributions	177,278
Total net contributions	275,665
Total additions	661,048

Deductions
Distributions to participants	347,263
Total deductions	347,263

Net increase	313,785
Net assets available for plan benefits
Beginning of year	3,658,182
End of year	$3,971,967

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1.	Plan Description
The following description of the Edison 401(k) Savings Plan (the “Plan”), provides only general information. The Plan sponsor is the Southern California Edison Company (the “Plan Sponsor”). Participants should refer to the summary plan description and Plan document, as amended, for a more complete description of the Plan's provisions.
Nature of Plan
Eligibility
The Plan is a defined-contribution plan with a 401(k) feature, in which qualifying full-time and part-time employees of Edison International (the “Company”) and many of its subsidiary companies are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. An employee, as defined by the Plan document, is eligible to participate in the Plan immediately upon employment.
Contributions
Subject to statutory limits, all participants may defer pre-tax and after-tax dollars up to 84.0 percent of eligible pay. Participating employers provide matching contributions up to 6.0 percent of a participant's eligible pay. The Company allows employees who have attained age fifty before the close of a Plan year to make a catch up contribution subject to Internal Revenue Service (“IRS”) limitations. Certain participating subsidiaries also provide a fixed profit sharing contribution of 3.0 percent of eligible pay each pay period and a variable profit sharing contribution annually (if certain business objectives are reached) to eligible employees. The Plan also accepts rollover contributions from other qualified plans.
Vesting
Participants immediately vest in their contributions plus actual earnings thereon. Employer contributions plus actual earnings thereon vest at a rate of 20 percent per year, except for certain employer contributions made to participating subsidiaries which vest in accordance with the provisions of the Plan document. After five years of service or reaching age 65, all existing and future employer contributions and their related earnings are fully vested.
Forfeitures
At December 31, 2012, and 2011, the unused portion of forfeited non-vested accounts totaled $65,117 and $737, respectively. These accounts are used to reduce future employer contributions. During 2012, employer contributions were reduced by $1,441,171 from forfeited non-vested accounts.
Plan Trust
Plan assets are held in trust with State Street Bank and Trust Company (the “Trustee”) for the benefit of participants and their beneficiaries. The mutual covenants to which the Plan Sponsor and the Trustee agree are disclosed in the trust agreement between the Plan Sponsor and the Trustee.
Plan Administration
The Plan is administered by the Southern California Edison Company Benefits Committee (the “Plan Administrator”). Effective January 1, 2012, Xerox HR Solutions, LLC (formerly Affiliated Computer Services HR Solutions, LLC), became the Plan's record keeper. The Plan provides to participants a detailed description of each investment fund choice and lists the respective investment manager.
Administrative and Investment Expenses
The Plan Sponsor pays the cost of administering the Plan, including fees and expenses of the Trustee and record keeper. The fees, taxes and other expenses incurred by the Trustee or investment managers in making investments are paid out of the applicable investment funds. These expenses also include brokerage fees for sales or purchases of Edison International Common Stock on the open market. No additional costs are incurred in connection with sales of Edison International Common Stock within the trust or the transfer of assets between funds.
Mutual funds pay fees to the Plan record keeper for administrative services to participants that would otherwise have to be provided by the mutual funds. The majority of fees received by the Plan record keeper are used to reduce the record keeping and communication expenses of the Plan paid by the Plan Sponsor. See Note 7 for a discussion of party-in-interest transactions.

Participant Accounts
Each participant account is adjusted for the participant's contribution, the employer's contribution, if applicable, and allocations of investment earnings/losses. Allocation of earnings/losses and expenses is based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.
Notes Receivable from Participants
Participants may borrow from their account, a minimum of $1,000 to a maximum of $50,000, with certain restrictions. Loan transactions are treated as a transfer from (to) the investment fund to (from) participant loans. Loan terms range from one to four years for general purpose loans or up to 15 years for the purchase of a primary residence. Loans bear interest at prime rate in effect at time of loan issuance plus one percent. Interest rates on outstanding loans range from 4.25 percent to 10.50 percent as of December 31, 2012 and mature on various dates through December 2027. Principal and interest are paid ratably through payroll deductions. Some separated participants may repay loan obligations directly, rather than through payroll deductions. Participant loans amounted to approximately $99,209,000 and $96,045,000 as of December 31, 2012, and 2011, respectively. The Plan was amended in 2012 to allow for loan continuation with the transfer of EMG's Homer City operations.
Distribution to Participants
Account balances are distributed as soon as practicable after a participant dies, becomes entitled to and requests a distribution, or terminates employment with an account balance of $5,000 or less. Participants may otherwise delay distribution, subject to the minimum distribution requirements under Internal Revenue Code Section 401(a) (9). Participants may receive lump sum distributions. An installment form of distribution payment is also available to certain participants. In-service withdrawals may be taken from after-tax contributions or for certain financial hardships. Participants taking in-service withdrawals will be required to pay all applicable taxes on the withdrawals and may be subject to penalty taxes for early withdrawals taken prior to age fifty-nine and one half. Participants who terminate employment, with a vested account balance greater than $1,000 but less than or equal to $5,000 will have their vested account balance automatically rolled over to individual retirement accounts (“IRA”) selected by the Chair or Secretary of the Plan Administrator, unless the participants make a timely distribution election.
Profit Sharing
Certain non-represented employees of Edison Mission Group Inc.'s (“EMG”) participating subsidiaries are eligible for two types of profit sharing contributions:

(i)
Fixed profit sharing is comprised of a 3.0 percent profit sharing contribution each pay period to the Plan on behalf of eligible employees. Fixed profit sharing contributions in 2012 amounted to approximately $2,672,000.

(ii)
Variable profit sharing is comprised of an additional annual profit sharing contribution to the Plan on behalf of eligible employees if certain business objectives are reached. Variable profit sharing contributions made in 2012 for the 2012 and 2011 plan years were 4.00 percent and 4.75 percent of eligible earnings for eligible EMG employees, for total amounts of approximately $3,234,000 and $4,282,000, respectively. The Plan was amended in 2012 to allow for determination of amount and funding to occur within the year to which the profit sharing applies, and was adopted for 2012. The 2011 amount is presented as “Profit sharing receivable” on the Statements of Net Assets Available for Plan Benefits as of December 31, 2011.

2.	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements are presented on the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America (“U.S.A.”) applicable to employee benefit plans and ERISA.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the U.S.A. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.

New Accounting Pronouncement
Accounting Guidance Adopted in 2012
Fair Value Measurement
The Financial Accounting Standards Board issued an accounting standards update modifying the fair value measurement and disclosure guidance. This guidance prohibits grouping of financial instruments for purposes of fair value measurements and requires the value be based on the individual security. This amendment also results in new disclosures primarily related to Level 3 measurements including quantitative disclosure about unobservable inputs and assumptions, a description of the valuation processed and a narrative description of the sensitivity of the fair value to changes in unobservable inputs. The Plan adopted this guidance in 2012. The adoption of this accounting standards update had no impact on the Plan's financial statements primarily because the Plan does not have any Level 3 fair value measurements.
Risks and Uncertainties
The Plan's investment in Edison International Common Stock amounted to approximately $693,623,000 and $724,737,000 as of December 31, 2012, and 2011, respectively. Such investments represented approximately 17 percent and 20 percent of the Plan's net assets as of December 31, 2012, and 2011, respectively. For risks and uncertainties regarding investment in the Company's common stock, participants should refer to the annual report on Form 10-K for the period ended December 31, 2012, and the quarterly report on Form 10-Q for the period ended March 31, 2013 of Edison International, and its affiliate entities listed below:

Southern California Edison Company
Edison Mission Energy
Midwest Generation, LLC
EME Homer City Generation L.P.
The Plan provides for various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.
The Plan participates in various investment options that include securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Net Appreciation (Depreciation) in Fair Value of Investments
Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.
Notes receivable from participants that are in default, as provided in the Plan document, are treated as deemed distributions for active participants, or loan offsets for terminated participants, for tax purposes and also reported as such in the Form 5500. There were no deemed distributions in 2012. Management has determined that to the extent these notes are loan offsets, they are uncollectible and written-off. For the year ended December 31, 2012, $3,524,561 of notes receivable from participants were loan offsets. This amount is included in “Distributions to participants” in the Statements of Changes in Net Assets Available for Plan Benefits.
Distributions to Participants
Distributions to participants, other than notes receivable from participants, are recorded when paid.
Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, referred to as an exit price. Fair value of an asset or liability should consider assumptions that market participants would use in pricing the asset or liability, including assumptions about nonperformance risk. The Plan categorizes financial assets and liabilities into a fair value hierarchy based on valuation inputs used to derive fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are:

•	Level 1: Unadjusted quoted market prices in active markets for identical assets that are accessible at the measurement date;

•
Level 2: Pricing inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the financial instrument; and

•	Level 3: Prices or valuations that require inputs that are both significant to the fair value measurements and unobservable.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. There were no changes in the valuation methods during 2012 and 2011.
Plan assets carried at fair value consisted of the following investments: Edison International Common Stock, composite pools, self-directed brokerage accounts and mutual funds. Edison International Common Stock and mutual funds are classified as Level 1, as fair value is determined by observable, unadjusted quoted market prices in active or highly liquid and transparent markets. The composite pools generally consist of the combination of two separately active managed accounts plus an index or common/collective fund. Each fund is managed by external investment managers. The value of equity separate accounts is based on quoted market prices and is therefore Level 1. U.S. Treasury investments in bond separate accounts are classified as Level 1. The self-directed brokerage account contains investments stated at quoted market prices for equities and mutual funds and therefore are classified as Level 1.
Index and common/collective funds are valued at the net asset value of shares held by the Plan. Although these funds and the bond active accounts fair values are determined by observable prices, they are classified as Level 2 because they trade in markets that are less active and transparent. The fair value of the underlying investments in equity mutual funds and equity index and common/collective funds are based upon stock-exchange prices. The fair value of fixed income investments in bond active accounts and the fair value of the underlying investments in fixed-income common/collective funds and fixed-income mutual funds are based on evaluated prices that reflect significant observable market information such as reported trades, actual trade information of similar securities, benchmark yields, broker/dealer quotes, issuer spreads, bids, offers and relevant credit information.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following presents information about the Plan's investments that are measured at fair value on a recurring basis as of December 31, 2012, by level within the fair value hierarchy:

	Investments at Fair Value as of December 31, 2012
(in thousands)	Level 1	Level 2	Level 3	Total
Equity securities
Large cap U.S. [a]	$241,956	$719,319	$—	$961,275
Mid/Small cap U.S. [b]	189,838	108,055	—	297,893
International [c]	154,669	308,966	—	463,635
Total equity securities	586,463	1,136,340	—	1,722,803
Fixed income securities
Money market fund	—	589,285	—	589,285
Bond fund [d]	56,786	278,373	—	335,159
U.S. treasury inflated protected securities fund [e]	—	238,937	—	238,937
Total fixed income securities	56,786	1,106,595	—	1,163,381
Edison International common stock fund	684,117	9,506	—	693,623
Self-directed brokerage account [f]	291,455	3,024	—	294,479
Total investments at fair value	$1,618,821	$2,255,465	$—	$3,874,286
The Plan determines the fair value for transfers in and transfers out of each level at the end of each reporting period. There were no transfers between levels during 2012 and 2011.
The following presents information about the Plan's investments that are measured at fair value on a recurring basis as of December 31, 2011, by level within the fair value hierarchy:

	Investments at Fair Value as of December 31, 2011
(in thousands)	Level 1	Level 2	Level 3	Total
Equity securities
Large cap U.S. [a]	$215,041	$625,815	$—	$840,856
Mid/Small cap U.S. [b]	168,710	87,848	—	256,558
International [c]	127,189	262,541	—	389,730
Total equity securities	510,940	976,204	—	1,487,144
Fixed income securities
Money market fund	—	592,463	—	592,463
Bond fund [d]	22,051	284,790	—	306,841
U.S. treasury inflated protected securities fund [e]	—	240,882	—	240,882
Total fixed income securities	22,051	1,118,135	—	1,140,186
Edison International common stock fund	716,049	8,688	—	724,737
Self-directed brokerage account [f]	201,758	—	—	201,758
Total investments at fair value	$1,450,798	$2,103,027	$—	$3,553,825

[a]
Primarily consists of an index fund that seeks to track the performance of the Standard and Poor's 500 index. It also includes a composite pool fund managed by an active value manager, an active growth manager and a passive manager that seeks to track the performance of the Standard and Poor's 500 index.

[b]	This composite pool fund is managed by an active value manger, an active growth manager and a passive manager that seeks to track the Russell 2500 index.

[c]
This composite pool fund is managed by two active managers and one passive manager. One active strategy seeks promising yet undervalued firms which contain elements of deep value and growth. The other active strategy is a mutual fund. The passive strategy seeks to track the MSCI AC World Index excluding the U.S.

[d]
This composite pool fund is managed by two active managers and one passive manager. One active strategy seeks to add value through the use of top-down and bottom-up strategies. The other active strategy seeks to provide relatively high streams of income and attractive price appreciation over an extended horizon. The passive strategy seeks to track the performance of the Barclays Capital Aggregate Bond Index.

[e]	This fund invests in inflation-indexed bonds issued by the U.S. Treasury. Possible risks include real estate rate risk, deflation risk, and securities lending risk.

[f]
For self-directed accounts, at December 31, 2012 and 2011 respectively, approximately 40 percent and 42 percent was invested in mutual funds, 37 percent and 37 percent in equities, 22 percent and 21 percent in money market mutual funds and 1 percent and none in fixed-income investments.

3.	Investment Elections
The Trustee invests contributions in accordance with participant instructions.
Participants may elect changes to their investment mix effective each business day, with certain restrictions. The Plan imposes a seven-day trading restriction for most participants that applies to all funds except the Edison International Stock Fund. Reallocation elections are also subject to trading restrictions, redemption fees, or other measures imposed by investment fund managers. Participants may effect changes to their deferral percentages and deferral investment elections coincident with their pay frequency.

4.	Investment Options
The transfer of a participant's investment from one fund to any other fund is based on the net asset value of the units allocated to the participant's account, as of close of market on the date of transfer.
As of December 31, 2012, all participants were able to choose from among 19 investment fund offerings. These investment funds consisted of the following:

•
Tier 1 - Ten Target Date Funds: Premixed allocation of stocks, bonds and cash. Each Target Date fund is built from a combination of the Tier 2 core funds and designed to be more conservative over time as each fund approaches its target date.

•
Tier 2 - Edison International Stock Fund and Seven Institutional Funds: Representing a range of asset classes; large and small U.S. stocks (including Edison International Common Stock), cash equivalents, non-U.S. stocks and fixed income instruments, with varying degrees of risk and return.

•
Tier 3 - Self-Directed Brokerage Account: Allows participants to select investments from among thousands of publicly traded securities including individual equities, mutual funds, fixed income products, exchange traded funds, real estate investment trusts, and taxable unit investment trusts.

The Plan Sponsor's Trust Investment Committee may direct the Trustee to establish new investment funds or discontinue existing ones as well as change the investment medium for each investment fund. Participants should refer to the summary plan description for a more complete discussion of the various investment options.

5.	Investments
The following presents investments that represent 5 percent or more of the Plan's net assets:

	December 31,
(in thousands)	2012	2011
Investments at fair value as determined by quoted market prices:
Edison International Common Stock Fund, 15,138,670 and 17,295,864 shares, respectively (See Note 7)	$693,623	$724,737
Self-directed brokerage account (individual holdings less than 5 percent)	294,479	201,758
	988,102	926,495
Investments at estimated fair value:
Money market fund (see Note 7)	589,285	592,463
Treasury inflated protected securities fund	238,937	240,882
U.S. stock index fund	587,605	507,338
U.S. large company stock fund	373,670	333,518
U.S. small-medium company stock fund	297,893	256,558
International stock fund	463,635	389,730
Bond fund	335,159	306,841
	2,886,184	2,627,330
Total investments	$3,874,286	$3,553,825
During 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:
Net Appreciation in Fair Value of Investments:

(in thousands)	For year ended December 31, 2012
Investments at fair value as determined by quoted market prices:
Edison International common stock fund	$61,842
Self-directed brokerage account	16,120
77,962
Investments at estimated fair value:
Investment funds	267,112
Net appreciation in fair value of investments	$345,074

6.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
(in thousands)	2012	2011
Net assets available for plan benefits per the financial statements	$3,971,967	$3,658,182
Less: Amounts allocated to withdrawing participants	990	—
Net assets available for plan benefits per the Form 5500	$3,970,977	$3,658,182

(in thousands)		For year ended December 31, 2012
Total deductions per the financial statements		$347,263
Add: Amounts allocated to withdrawing participants		990
Benefits paid to participants per the Form 5500		$348,253
Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not paid as of that date.

7.	Party-In Interest Transactions
The Money Market Fund is managed by State Street Bank and Trust Company, which also serves as the Plan's Trustee. Fees earned by the Trustee in its capacity as fund manager for the Plan were $291,593 for 2012 and were reported as “Management fees” on the Statement of Changes in Net Assets Available for Plan Benefits.
The Plan's investment options include the Company's Common Stock as a fund option. See Note 2 for a discussion of the amount of the Plan's investment in the Company's Common Stock. In addition, State Street Global Advisors, an affiliate of State Street Bank and Trust Company, is the investment manager of the Edison International Common Stock Fund. Fees earned by State Street Global Advisors in its capacity as the investment manager of the Edison International Common Stock Fund were $111,011 for 2012 and were reported as “Management fees” on the Statement of Changes in Net Assets Available for Plan Benefits.
Fees paid by the Plan Sponsor for administrative and other services rendered to the Plan were based on customary rates for such services. In 2012, one mutual fund offered as an investment option in the Plan transferred to Xerox HR Solutions LLC, the Plan's record keeper. Certain fees were charged to Plan participants who invested in this mutual fund (these shareholder servicing and distribution service fees were charged to all investors in the mutual fund). These transferred fees, which totaled $279,426 for 2012, were used to reduce Xerox HR Solutions LLC's charge to the Plan Sponsor for services provided to the Plan.
See Note 10 below regarding Edison International Common Stock Fund dividend payments.

8.	Plan Termination
Although it has not expressed intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts. The Trust will continue after termination until all Trust assets have been distributed to participants and their beneficiaries.

9.	Tax Status
The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated May 22, 2002, that the Plan and related trust as amended through November 29, 2001, are designed in accordance with the applicable qualification sections of the Internal Revenue Code (“IRC”). The Plan has been amended and restated since receiving the determination letter. However, the Plan Administrator believes that the Plan, as amended and restated effective January 1, 2011, is designed in compliance with the applicable qualification requirements of the IRC. In addition, the Plan Administrator is not aware of any operational issues that will prevent the continuation of the Plan's qualified tax status. The Plan has filed for a new determination letter on January 31, 2011 and is awaiting a response from the IRS.
Accounting principles generally accepted in the U.S.A. require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of

December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits relative to the Plan for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for years prior to 2004.

10.	Employee Stock Ownership Plan
The Edison International Common Stock Fund constitutes an employee stock ownership plan that allows for the current distribution of dividends to all participants. Such distribution amounted to approximately $4,034,000 for the year ended December 31, 2012. On December 20, 2012, the Board of Directors of Edison International declared a common stock dividend of $.3375 per share payable on January 31, 2013 to the shareholders of record as December 31, 2012. As the record date was at year end, dividend income of $.3375 per share amounting to approximately $5,081,000 was accrued and included in “Dividends receivable” in the accompanying financial statements at December 31, 2012.

Supplemental Schedule
____________________________________________________________________________________________________

Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2012	Edison 401(k) Savings Plan

			EIN: 95-1240335
			Plan Number: 002

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost**	Current Value (in thousands)
Edison International common stock fund
*	Edison International	Common stock - no par value		$693,623
Money market fund
*	State Street Bank & Trust Co.	Money market fund - collective instrument in the State Street Bank short-term income fund		589,285
Investment funds
	BlackRock Global Investors	Collective investment in the core Standard & Poor 500 index fund		587,605
	BlackRock Global Investors	Collective investment in the core treasury inflation protected securities fund		238,937
	PIMCO	Separate managed account in the core bond fund		182,353
	BlackRock Global Investors	Collective investment in the core bond fund		84,435
	Dodge & Cox	Separate managed account in the core bond fund		68,371
	Thornburg Investment	Collective investment in the core international stock fund		153,649
	Dodge & Cox	Mutual fund in the core international stock fund		154,669
	BlackRock Global Investors	Collective investment in the core international stock fund		155,317
	BlackRock Global Investors	Separate managed account in the core U.S. large company stock fund		116,034
	BlackRock Global Investors	Collective investment in the core Standard & Poor 500 index fund		130,083
	Institutional Capital Corporation	Separate managed account in the core U.S. large company stock fund		127,553
	Westwood Group	Separate managed account in the core U.S. small-medium company stock fund		97,315
	Delaware Investments	Separate managed account in the core U.S. small-medium company stock fund		99,644
	BlackRock Global Investors	Collective investments in the core U.S. small-medium company stock fund		100,934
		Total common collective funds		2,296,899
Self-directed brokerage account
	Charles Schwab	Self-directed brokerage account		294,479
		Total investments		3,874,286
Notes receivable from participants
*	Notes receivable from participants	Loans with maturities varying from one to four years (or up to 15 years for purchase of a primary residence) and interest rates of 4.25 percent to 10.50 percent		99,209
		Total		$3,973,495

*	Party-in interest

**	Investments are participant-directed; therefore, disclosure of cost is not required.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 27, 2013

EDISON 401 (K) SAVINGS PLAN

By:	/s/ Patricia H. Miller
Patricia H. Miller
Chair of the Southern California Edison Company
Benefits Committee